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ROYAL BANK OF CANADA PRIVATE BANKING LOAN AGREEMENT   DATE: <u>August 7</u>, **2025**

BORROWER ANAMERED INVESTMENTS INC.		BRANCH OF ACCOUNT # █████	
ADDRESS 21 WATER STREET, SUITE 600, VANCOUVER, BC, V6B 1A1		ADDRESS 500 – 1055 WEST GEORGIA STREET, VANCOUVER, BC, V6E 3S5	
DIRECTOR, CREDIT STRUCTURES ████████	**TELEPHONE NO.** ██████	**PRIVATE BANKER** ██████	**TELEPHONE NO.** ██████

Royal Bank of Canada (the "**Bank**") hereby confirms to Anamered Investments Inc. (the "**Borrower**") the following credit facilities (the "**Credit Facilities**") subject to the terms and conditions set forth below and in the standard terms provided herewith (collectively the "**Agreement**").

This Agreement amends and restates without novation the existing agreement between the Borrower and the Bank dated May 6, 2025, and any amendments thereto. Any amount owing by the Borrower to the Bank under such previous agreement is deemed to be a Borrowing under this Agreement. Any and all Security that has been delivered to the Bank in connection with such agreement and which is set forth as Security in this Agreement shall remain in full force and effect, is expressly reserved by the Bank and, unless expressly indicated otherwise, shall apply in respect of all obligations of the Borrower under the Credit Facilities. The Bank expressly reserves all Security granted to the Bank by the Borrower to secure the Borrower's existing debt towards the Bank, should the execution of this Agreement effect a novation of said debt.

The Bank confirms that the following agreements are hereby terminated, cancelled and of no further force and effect: Portfolio Monitoring and Securities Control Agreement (Form 1031) ("**LIPO Portfolio Monitoring and Securities Control Agreement**") signed by the Bank, RBC Dominion Securities Inc. ("**RBCDS**") and LIPO Investments (USA) Inc. covering an investment portfolio of securities held in account #██████████ maintained with RBCDS (the "**Investment Account**"), supported by a security agreement on the Bank's form 1032 dated December 19, 2022 and signed by LIPO Investments (USA) Inc. constituting a first ranking security interest in the securities held in the Investment Account.

The Bank reserves all of its rights and remedies at any time and from time to time in connection with any or all breaches, defaults or Events of Default now existing or hereafter arising under this Agreement or any other agreement delivered to the Bank, and whether known or unknown, and this Agreement shall not be construed as a waiver of any such breach, default or Event of Default. The Credit Facilities are made available at the sole discretion of the Bank and the Bank may cancel or restrict the availability of any unutilized portion of these facilities at any time and from time to time without notice.

CREDIT FACILITIES

Facility #1: $315,000,000.00 revolving demand facility by way of:

1. RBP based loans ("**RBP Loans**")

   Interest rate (per annum): ▮▮▮▮▮▮▮

2. RBUSBR based loans in US currency ("**RBUSBR Loans**")

   Interest rate (per annum): ▮▮▮▮▮▮▮▮

3. Daily Simple CORRA based loans ("**Daily CORRA Loans**")

Interest rate (per annum):	▮▮▮▮▮▮▮▮▮▮▮	

The Borrower shall pay interest on each Daily CORRA Loan on the Daily CORRA Interest Payment Date for such Daily CORRA Loan, calculated in arrears. Such interest will accrue daily and shall be calculated on the basis of the actual number of days elapsed from the date of Borrowing of such Daily CORRA Loan divided by 365.

Borrowings made by way of Daily CORRA Loans will be subject to the following terms and conditions:

a) Daily CORRA Loans shall be issued on a Business Day and shall be made in minimum amounts of $250,000.00;

b) Daily CORRA Loans shall mature, and the Borrower shall repay such Daily CORRA Loan and all outstanding interest, on the last day of the selected Available Daily CORRA Tenor, provided that if any such date would be a day other than a Business Day, such date shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such date shall be the next preceding Business Day;

c) the Borrower may enter into a Hedge Contract with the Bank to hedge the principal and interest of each Daily CORRA Loan against the risk of currency and exchange rate fluctuations. "**Hedge Contract**" means any rate swap, rate cap, rate floor, rate collar, currency exchange transaction, forward rate agreement or other exchange, hedging or rate protection transaction, or any combination of such transactions or agreements or any option with respect to any such transaction now existing or hereafter entered into between the Borrower and the Bank;

d) if the Bank determines, which determination is final, conclusive and binding upon the Borrower, that (each a "**CORRA Unavailability Event**"):

    i)   save and except as set out in paragraph (e) below, adequate and fair means do not exist for ascertaining CORRA (including, without limitation, because such rate is not available from or published on a current basis by the services used by the Bank to obtain such rate),

        or

    ii)   the cost to the Bank of making or maintaining a Daily CORRA Loan does not accurately reflect the effective cost to the Bank thereof or the costs to the Bank are increased or the income receivable by the Bank is reduced in respect of a Daily CORRA Loan,

        then:

      X)   the Bank shall apply RBP (plus the margin applicable to RBP Loans set out in this Agreement) as the interest rate applicable to such outstanding Daily CORRA Loan for the duration of the applicable CORRA Unavailability Event,

      Y)   the Bank shall have the right, on written notice to the Borrower, to refuse to make a Daily CORRA Loan during the duration of the applicable CORRA Unavailability Event, and

      Z)   on issuance of such notice, with respect to any outstanding Daily CORRA Loan, the Borrower shall either (i) provide the Bank with a written request to convert such Daily CORRA Loan to another pricing option under the applicable Credit Facility on the expiration of such Daily CORRA Loan; or (ii) repay such outstanding Daily CORRA Loan on the expiration thereof. If the Borrower fails to provide such notice or repay such Daily CORRA Loan, the Borrower shall be deemed to have submitted a request to convert such Daily CORRA Loan to an RBP Loan on the expiration thereof;

e)   if by 5:00 pm (Toronto, Ontario time) on any day, the CORRA in respect of such day has not been published on the CORRA Administrator's Website, then the CORRA for such day will be the CORRA as published in respect of the first preceding Business Day for which such CORRA was published on the CORRA Administrator's Website so long as such first preceding Business Day is not more than three Business Days prior to such day;

f)   any change in Daily Simple CORRA due to a change in CORRA shall be effective from and including the effective date of such change in CORRA without notice to the Borrower; and

g)   the Bank shall have the right, at any time on written notice to the Borrower, to amend the Daily CORRA Lookback Period, and such amendment shall apply to the determination of Daily Simple CORRA for all Daily CORRA Loans made after the date on which written such notice is effective.

4.   Term CORRA based loans ("**Term CORRA Loans**")

Interest rate (per annum):	██████████████████	

The Borrower shall pay interest on each Term CORRA Loan on the Term CORRA Interest Payment Date for such Term CORRA Loan, calculated in arrears. Such interest will accrue daily and shall be calculated on the basis of the actual number of days elapsed from the date of Borrowing of such Term CORRA Loan, divided by 365.

Borrowings made by way of Term CORRA Loans will be subject to the following terms and conditions:

a)   Term CORRA Loans shall be issued on a Business Day and shall be made in minimum amounts of $250,000.00;

b)   Term CORRA Loans shall only be used for business investment purposes and shall not be used as a consumer loan;

c)   Term CORRA Loans shall mature, and the Borrower shall repay such Term CORRA Loan and all outstanding interest, on the last day of the selected Available Term CORRA Tenor, provided that if any such date would be a day other than a Business Day, such date shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such date shall be the next preceding Business Day;

d)   the Borrower may enter into a Hedge Contract with the Bank to hedge the principal and interest of each Term CORRA Loan against the risk of currency and exchange rate fluctuations. "**Hedge Contract**" means any rate swap, rate cap, rate floor, rate collar, currency exchange transaction, forward rate agreement or other exchange, hedging or rate protection transaction, or any combination of such transactions or agreements or any option with respect to any such transaction now existing or hereafter entered into between the Borrower and the Bank;

e) if the Bank determines, which determination is final, conclusive and binding upon the Borrower, that:

    i)   save and except as set out in paragraph (f) below, adequate and fair means do not exist for ascertaining the Term CORRA Reference Rate (including, without limitation, because such rate is not available from or published on a current basis by the services used by the Bank to obtain such rate),

    or

    ii)   the cost to the Bank of making or maintaining a Term CORRA Loan does not accurately reflect the effective cost to the Bank thereof or the costs to the Bank are increased or the income receivable by the Bank is reduced in respect of a Term CORRA Loan,

    then:

    X)   the Bank shall have the right, on written notice to the Borrower, to refuse to make a Term CORRA Loan when the applicable condition (i) or (ii) applies; and

    Y)   on the issuance of such notice with respect to any outstanding Term CORRA Loan, the Borrower shall either (i) provide the Bank with a written request to convert such Term CORRA Loan to another pricing option under the applicable Credit Facility on the expiration of such Term CORRA Loan; or (ii) repay such Term CORRA Loan on the expiration thereof. If the Borrower fails to provide such notice or repay such Term CORRA Loan, the Borrower shall be deemed to have submitted a request to convert such Term CORRA Loan to an RBP Loan on the expiration thereof;

f) if by 5:00 pm (Toronto, Ontario time) on any day, the Term CORRA Reference Rate in respect of such day has not been published on the Term CORRA Administrator's Website, then the Term CORRA Reference Rate for such day will be the Term CORRA Reference Rate as published in respect of the first preceding Business Day for which such Term CORRA Reference Rate was published on the Term CORRA Administrator's Website so long as such first preceding Business Day is not more than three Business Days prior to such day; and

g) The Bank shall have the right, at any time on written notice to the Borrower, to amend the Term CORRA Lookback Period, and such amendment shall apply to the determination of the Term CORRA Rate for all Term CORRA Loans made after the date on which such written notice is effective.

5. Daily Simple SOFR based loans in US currency ("**Daily SOFR Loans**")

Interest rate (per annum):	███████████████████

The Borrower shall pay interest on each Daily SOFR Loan, on each Daily SOFR Interest Payment Date, calculated in arrears. Such interest will accrue daily and shall be calculated on the basis of the actual number of days elapsed from the date of Borrowing of such Daily SOFR Loan, or from the last applicable Daily SOFR Interest Payment Date, as applicable, divided by 360.

Borrowings made by way of Daily SOFR Loans will be subject to the following terms and conditions:

a) Daily SOFR Loans shall be issued on a Business Day and shall be made in minimum amounts of $250,000.00 in US currency;

b) Daily SOFR Loans shall mature, and the Borrower shall repay such Daily SOFR Loan, on the last day of the selected Available Daily SOFR Tenor, provided that if any such date would be a day other than a Business Day, such date shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such date shall be the next preceding Business Day;

c) the Borrower may enter into a Hedge Contract with the Bank to hedge the principal and interest of each Daily SOFR Loan against the risk of currency and exchange rate fluctuations. "**Hedge Contract**" means any rate swap, rate cap, rate floor, rate collar, currency exchange transaction, forward rate agreement or other exchange, hedging or rate protection transaction, or any combination of such transactions or agreements or any option with respect to any such transaction now existing or hereafter entered into between the Borrower and the Bank;

d) if the Bank determines, which determination is final, conclusive and binding upon the Borrower, that (each a "**SOFR Unavailability Event**"):

   i) save and except as set out in paragraph (e) below, adequate and fair means do not exist for ascertaining SOFR (including, without limitation, because such rate is not available from or published on a current basis by the services used by the Bank to obtain such rate), or

   ii) the cost to the Bank of making or maintaining a Daily SOFR Loan does not accurately reflect the effective cost to the Bank thereof or the costs to the Bank are increased or the income receivable by the Bank is reduced in respect of a Daily SOFR Loan,

   then

   X) the Bank shall apply RBUSBR (plus the margin applicable to RBUSBR Loans set out in this Agreement) as the applicable interest rate for such outstanding Daily SOFR Loan during the duration of the applicable SOFR Unavailability Event; and

   X) the Bank shall have the right, on written notice to the Borrower, to refuse to make a Daily SOFR Loan when the applicable SOFR Unavailability Event applies, and

   Y) on issuance of such notice, with respect to any outstanding Daily SOFR Loan, the Borrower shall either (i) provide the Bank with a written request to convert such Daily SOFR Loan to another pricing option under the applicable Credit Facility on the expiration of such Daily SOFR Loan; or (ii) repay such Daily SOFR Loan on the expiration thereof. If the Borrower fails to provide such notice or repay such Daily SOFR Loan, the Borrower shall be deemed to have submitted a request to convert such Daily SOFR Loan to a RBUSBR Loan on the expiration thereof.

e) If by 5:00 pm (New York City time) on any day, the SOFR in respect of such day has not been published on the SOFR Administrator's Website, then the SOFR for such day will be the SOFR as published in respect of the first preceding SOFR Rate Day for which such SOFR was published on the SOFR Administrator's Website so long as such first preceding SOFR Rate Day is not more than three (3) Business Days prior to such day;

f) Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Borrower; and

g) the Bank shall have the right, at any time on written notice to the Borrower, to amend the Daily SOFR Lookback Period, and such amendment shall apply to the determination of Daily Simple SOFR for all Daily SOFR Loans made after the date on which written such notice is effective.

6. Term SOFR based loans in US currency ("**Term SOFR Loans**")

Interest rate (per annum):	████████████████

The Borrower shall pay interest on each Term SOFR Loan, on each Term SOFR Interest Payment Date, calculated in arrears. Such interest will accrue daily and shall be calculated on the basis of the actual number of days elapsed from the date of Borrowing of such Term SOFR Loan, or from the last applicable Term SOFR Interest Payment Date, as applicable, divided by 360.

Borrowings made by way of Term SOFR Loans will be subject to the following terms and conditions:

a) Term SOFR Loans shall be issued on a Business Day and shall be made in minimum amounts of $250,000.00 in US currency;

b) Term SOFR Loans shall mature, and the Borrower shall repay such Term SOFR Loan, on the last day of the selected Available Term SOFR Tenor, provided that if any such date would be a day other than a Business Day, such date shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such date shall be the next preceding Business Day;

c) the Borrower may enter into a Hedge Contract with the Bank to hedge the principal and interest of each Term SOFR Loan against the risk of currency and exchange rate fluctuations. "**Hedge Contract**" means any rate swap, rate cap, rate floor, rate collar, currency exchange transaction, forward rate agreement or other exchange, hedging or rate protection transaction, or any combination of such transactions or agreements or any option with respect to any such transaction now existing or hereafter entered into between the Borrower and the Bank;

d) if the Bank determines, which determination is final, conclusive and binding upon the Borrower, that:

    i)   save and except as set out in paragraph (e) below, adequate and fair means do not exist for ascertaining the Term SOFR Reference Rate (including, without limitation, because such rate is not available from or published on a current basis by the services used by the Bank to obtain such rate),

         or

    ii)   the cost to the Bank of making or maintaining a Term SOFR Loan does not accurately reflect the effective cost to the Bank thereof or the costs to the Bank are increased or the income receivable by the Bank is reduced in respect of a Term SOFR Loan,

    then

    X)   the Bank shall have the right, on written notice to the Borrower, to refuse to make a Term SOFR Loan when the applicable condition (i) or (ii) applies; and

    Y)   on issuance of such notice, with respect to any outstanding Term SOFR Loan, the Borrower shall either (i) provide the Bank with a written request to convert such Term SOFR Loan to another pricing option under the applicable Credit Facility on the expiration of such Term SOFR Loan; or (ii) repay such Term SOFR Loan on the expiration thereof. If the Borrower fails to provide such notice or repay such Term SOFR Loan, the Borrower shall be deemed to have submitted a request to convert such Term SOFR Loan to a RBUSBR Loan on the expiration thereof.

e) If by 5:00 pm (New York City time) on any day, the Term SOFR Reference Rate in respect of such day has not been published on the Term SOFR Administrator's Website, then the Term SOFR Reference Rate for such day will be the Term SOFR as published in respect of the first preceding SOFR Rate Day for which such Term SOFR Reference Rate was published on the Term SOFR Administrator's Website so long as such first preceding SOFR Rate Day is not more than three (3) SOFR Rate Days prior to such day; and

f)   The Bank shall have the right, at any time on written notice to the Borrower, to amend the Term SOFR Lookback Period, and such amendment shall apply to the determination of Term SOFR for all Term SOFR Loans made after the date on which such notice is effective.

AVAILABILITY:

The Borrower may borrow, convert, repay and reborrow up to the amount of this facility provided this facility is made available at the sole discretion of the Bank and the Bank may cancel or restrict the availability of any unutilized portion, including any borrowing type, or any revolving loan at any time and from time to time without notice.

Every time the Borrower uses this facility, the amount of money then available for additional Borrowings under the facility decreases. The amount available under the facility is calculated by deducting, from the amount of the facility, the amount of all Borrowings under the facility. The total availability under this facility will be shown on each monthly statement for the facility.

The Borrower may request additional RBP or RBUSBR Loans under this facility. Such additional RBP or RBUSBR Loans will have the same interest rate and the same terms and conditions as the initial RBP or RBUSBR Loan, except that fees will apply only to the initial RBP Loan opened. The credit limit of the initial RBP or RBUSBR Loan will be decreased by the amount of the credit limit of the additional RBP or RBUSBR Loans.

The Borrower may re-borrow or re-use amounts repaid by way of new Borrowing under this facility, so long as the principal amount of all Borrowings under this facility does not exceed the amount of the facility. The Bank can refuse any Borrowing that would cause the Borrower to exceed the amount of the facility. However, if the amount of a Borrowing exceeds the amount of the facility, the Borrower is responsible for and must pay on demand the amount that exceeds the amount of the facility, plus interest and fees.

The amount available under Facility #1 from time to time is $315,000,000 less: (1) the principal amount of each outstanding RBP Loan; (2) the principal amount of each outstanding Daily CORRA Loan; (3) the principal amount of each outstanding Term CORRA Loan; (4) the principal amount of each outstanding Daily SOFR Loan; (5) the principal amount of each outstanding Term SOFR Loan; and (6) the principal amount of each outstanding RBUSBR Loan.

Subject to the Margin Requirement, Borrowings outstanding under this facility must not exceed at any time the amount of the facility. Please refer to the Margin Requirement section.

REPAYMENT:

Notwithstanding compliance with the covenants and all other terms and conditions of this Agreement, and regardless of the maturities of any outstanding instruments or contracts, Borrowings under this facility are repayable on demand.

Should the Bank demand repayment of amounts outstanding under this facility, the Borrower shall immediately repay all principal sums outstanding under this facility.

GENERAL ACCOUNT:

The Borrower will establish current accounts with the Bank in each of Canadian currency and US currency (each a "**General Account**"), number ▇▇▇▇ (CAD) and ▇▇▇▇ (USD), transit ▇▇▇▇ for the conduct of the Borrower's day-to-day banking business. If the position of a General Account is a debit balance the Bank may, if there are available Borrowings under this facility, make available a Borrowing by way of RBP Loans, or RBUSBR Loans as applicable, under this facility in an amount as is required to place such General Account at not less than zero balance. If the position of a General Account is a credit balance, the Bank may apply the amount of such credit balance or any part as a repayment of any Borrowings outstanding by way of RBP Loans, or RBUSBR Loans as applicable, under Facility #1. The minimum amount of any repayment or credit shall be $1,000.

CHANGES TO THIS FACILITY:
The Bank may at any time decrease the interest rate of RBP Loans or RBUSBR Loans under this facility. The Borrower will be notified of such changes within thirty days of the change taking effect. The Borrower will have agreed to any such change to a revolving loan under the facility if the facility or that revolving loan is used, or if any amounts remain unpaid under that loan after the effective date of the change. Any notice of a change will form part of the Agreement.

PREPAYMENT:
Where Borrowings are by way of RBP Loans or RBUSBR Loans, the Borrower may prepay such Borrowings in whole or in part without fee or premium.

Where Borrowings are by way of Daily CORRA Loans, the Borrower may prepay such Borrowings in whole or in part without a fee or premium. Any prepayment of a Daily CORRA Loan will result in the Borrower being indebted to the Bank for the remaining outstanding balance owing under such Borrowing. The outstanding balance will be converted to (i) an RBP Loan, or (ii) with the consent of the Bank, a new Daily CORRA Loan at then-prevailing interest rates.

Where Borrowings are by way of Term CORRA Loans, provided an Event of Default shall not have occurred and be continuing, the Borrower may prepay all or part of such Borrowings before maturity, without having to pay a prepayment charge. Any prepayment of a Term CORRA Loan will result in the Borrower being indebted to the Bank for the remaining outstanding balance owing under such Borrowing. The outstanding balance will be converted to (i) an RBP Loan, or (ii) with the consent of the Bank, a new Term CORRA Loan at then-prevailing interest rates.

Where Borrowings are by way of Daily SOFR Loan, the Borrower may prepay such Borrowings in whole or in part without a fee or premium. Any prepayment of a Daily SOFR Loan will result in the Borrower being indebted to the Bank for the remaining outstanding balance owing under such Borrowing. The outstanding balance will be converted to (i) an RBUSBR revolving loan, or (ii) with the consent of the Bank, a new Daily SOFR Loan at then-prevailing interest rates.

Where Borrowings are by way of Term SOFR Loans, provided an Event of Default shall not have occurred and be continuing, the Borrower may prepay all or part of such Borrowings before maturity, without having to pay a prepayment charge. Any prepayment of a Term SOFR Loan will result in the Borrower being indebted to the Bank for the remaining outstanding balance owing under such Borrowing. The outstanding balance will be converted to (i) an RBUSBR revolving loan, or (ii) with the consent of the Bank, a new Term SOFR Loan at then-prevailing interest rates.

All interest accrued to the date of prepayment is due and owing in connection with any prepayment of the entire balance of the Borrowings and cancellation of the facilities made available hereunder. Prepayment of less than the entire balance of any Borrowings shall be applied to the then outstanding balance owing under such Borrowings.

The prepayment of any Borrowings under a term facility and/or any term loan will be made in the reverse order of maturity.

Margined: Yes. Please refer to the "Margin Requirement" section below.

SECURITY
As Security for the Borrowings and all other obligations of the Borrower to the Bank (collectively, the "**Security**"), the Bank holds or requires the following security:

a) Guarantee and Postponement of Claim on the Bank's form 812 in the amount of $315,000,000.00 signed by LIPO Investments (USA) Inc., supported by a certified director's resolution; **(Held)**

b) Portfolio Monitoring and Securities Control Agreement (Form 1031) ("**Borrower Portfolio Monitoring and Securities Control Agreement**") signed by the Bank, RBC Dominion Securities Inc. ("**RBCDS**") and the Borrower covering an investment portfolio of securities held in account #[redacted] maintained with RBCDS (the "**Investment Account**"), supported by a security agreement on the Bank's form 1032 and signed by the Borrower constituting a first ranking security interest in the securities held in the Investment Account, namely 1,500,000 exchangeable shares ("**Exchangeable Shares**") of Lulu Canadian Holding, Inc. ("**Exchangeco**"); **(To be obtained)**
c) Security agreement signed by the Borrower constituting a first ranking security interest in 1,500,000 shares of special voting stock ("**Special Voting Shares**") of Lululemon Athletica Inc. ("**Lululemon**") together with a control agreement in respect thereof, acknowledged by Computershare Trust Company of Canada; **(To be obtained)**
d) Guarantee and Postponement of Claim on the Bank's form 812 in the amount of $315,000,000.00 signed by Dennis J. Wilson; **(Held)**
e) Share certificates of the Exchangeable Shares; **(To be obtained)**
f) Retraction Requests (with medallion signature guarantee) with respect to the Exchangeable Shares executed by the Borrower; **(To be obtained)**
g) Irrevocable Power of Attorney with respect to the Exchangeable Shares and Special Voting Shares executed by the Borrower; **(To be obtained)**
h) Direction to Transfer Agent and Registrar with respect to the Exchangeable Shares executed by the Borrower; **(To be obtained)** and
i) the following legal opinions, each in a form acceptable to the Bank: (i) opinion of British Virgin Islands counsel to the Borrower regarding customary corporate matters; (ii) opinion of British Columbia counsel to the Borrower and Guarantors regarding customary corporate matters, enforceability, and security for the Borrower and Guarantors and (iii) such other opinions as the Bank may reasonably request. **(To be obtained)**

FEES, EXPENSES, ETC.:

Arrangement Fee: $[redacted]
Payable upon acceptance of this Agreement or as agreed upon between the Borrower and the Bank.

Standby Fee: N/A
Utilization to be reviewed annually.

The Borrower agrees to pay the Bank all fees, as stipulated in this Agreement. The Borrower also agrees to pay all fees (including legal fees), costs and expenses incurred by the Bank in connection with preparation, negotiation and documentation of this Agreement and any Security, including but not limited to all property valuation, appraisal, processing, survey, registration (including any service provider fee), search and sheriff fees, costs and expenses, and all costs and expenses incurred in the operation, enforcement or termination of this Agreement and the Security. Fees are also disclosed in the cost of borrowing disclosure statement for each facility.

Fees to be debited from the account designated by Borrower.

MARGIN REQUIREMENT:
Notwithstanding the amount of the facility shown above, total aggregate Borrowings outstanding under Facility #1 must not exceed at any time the lesser of the amount of the facility, and the aggregate of the lending value of the qualifying liquid collateral security as detailed in the attached "Royal Bank of Canada Private Banking Loan Agreement – Margin Requirements" (the "**Margin Requirement**").

The Margin Requirement may be amended from time to time at the sole discretion of the Bank, and the Bank will notify the Borrower and the Guarantor, if applicable, of such change. In the event of a change by the Bank to this Agreement, the "Margin Requirements" section of the Agreement shall be deemed to be amended to the extent necessary to incorporate such change, the parties shall not be required to execute any writing to evidence such change and the Borrower and each Guarantor shall be deemed to have accepted such change.

The lending value is obtained by adding the specific lending values itemized on Schedule B and applicable to each collateral type pledged to the Bank for a particular facility. For qualifying liquid collateral described

in the attached Margin Requirement, the lending value applicable to each qualifying liquid collateral is obtained by multiplying the number of liquid collateral security pledged units by its market value and by multiplying this result by the applicable percentage in accordance with the attached Margin Requirement. All instruments and collateral must be denominated in a major currency and, where denominated in a currency different from the currency of the outstanding principal balance of the Credit Facilities or the facility, as applicable, the lending value of the instruments and collateral must exceed the outstanding principal balance by an amount sufficient to provide an additional cross currency risk cushion in the amount shown in the attached Schedule. The size of the cross currency risk cushion may be amended from time to time at the sole discretion of the Bank.

If there is a shortfall in the Margin Requirement, the Bank may request additional collateral. Any such call shall be met by delivery of additional qualifying liquid collateral security or cash as detailed in the attached Schedule within 24 hours of any such call, no later than 1:00 p.m. on the date of settlement. If additional collateral is not provided, the Bank may, but shall not be obligated to, subject to Applicable Laws, liquidate all or any portion of the collateral security without further notice to the Borrower or the Guarantor (where the collateral security was given by the Guarantor) and apply the proceeds thereof, net of any costs incurred by the Bank in connection therewith, to the Borrower's obligations in respect to the indebtedness evidenced by this Agreement in such order and amounts as the Bank shall determine in its sole discretion to restore the required Margin Requirement without further notice to the Borrower. The Bank's rights under this paragraph are without prejudice to any other rights it has under this Agreement or in any other agreement for the Credit Facilities or any facility hereunder.

Additional collateral in the form of qualifying liquid collateral security or cash as detailed in the attached Schedule will need to be provided if the Registration Statement (as defined herein) ceases to be effective, whether by stop order, or otherwise or the Listings (as defined herein) are not maintained.

As at the date of this Agreement, the following exceptions apply to the Margin Requirement. These exceptions are subject to change at any time at the sole discretion of the Bank, upon notice by the Bank to the Borrower:

- The Bank agrees that the lending value for the Exchangeable Shares shall be 50% and not 70%, as shown in the attached "Royal Bank of Canada Private Banking Loan Agreement – Margin Requirements".
- For purposes of the "Concentration of Collateral" in the attached "Royal Bank of Canada Private Banking Loan Agreement – Margin Requirements", the Bank agrees that up to 100% of the lending value of the portfolio may be held in up to 1,500,000 Exchangeable Shares of Exchangeco.

GENERAL COVENANTS:
Without affecting or limiting the right of the Bank to terminate or demand payment of, or cancel or restrict availability of any unutilized portion of, any demand or other discretionary facility, the Borrower covenants and agrees with the Bank that the Borrower:

a)   will pay all sums of money when due under the terms of this Agreement;

b)   will file all material tax returns which are or will be required to be filed by it, pay or make provision for payment of all material taxes (including interest and penalties) and Potential Prior-Ranking Claims, which are or will become due and payable and provide adequate reserves for the payment of any tax, the payment of which is being contested;

c)   will comply with all Applicable Laws, including, without limitation, all Environmental Laws, where such non-compliance could result in a material adverse effect;

d)   will promptly advise the Bank of any complaint, proceeding or order in respect to a violation of Environmental Laws received concerning the Borrower and hold the Bank harmless from and against any losses, costs or expenses which the Bank may suffer or incur for any environment related liabilities existent now or in the future with respect to the Borrower;

e)   will deliver to the Bank such financial and other information as the Bank may reasonably request from time to time, including, but not limited to, the reports and other information set out under this Agreement;

f)   will promptly advise the Bank of any adverse material change in its financial position (excluding any change to the market value of any securities provided as collateral) which may adversely affect Borrower's ability to pay or perform its obligations in accordance with the terms of this Agreement;

g)   will keep Borrower's assets fully insured against such perils and in such manner as would be customarily insured by Persons carrying on a similar business or owning similar assets and, in addition, for any buildings located in areas prone to flood and/or earthquake, will insure and keep fully insured such buildings against such perils;

h)   will immediately advise the Bank of any event which constitutes or which, with notice, lapse of time or both, would constitute an Event of Default;

i)   will not, without the prior written consent of the Bank, sell, transfer, convey, lease or otherwise dispose of any of Borrower's properties or assets that are subject to the Security other than in the ordinary course of business and on commercially reasonable terms;

j)   will not, without the prior written consent of the Bank, guarantee or otherwise provide for, on a direct, indirect or contingent basis, the payment of any monies or performance of any obligations by any other Person, except as may be provided for herein;

k)   except for Permitted Encumbrances, will not, without the prior written consent of the Bank, grant, create, assume or suffer to exist any mortgage, charge, lien, pledge, security interest or other encumbrance affecting any of its properties, assets or other rights;

l)   will permit the Bank or its representatives, from time to time, i) to collect information from any entity regarding any Potential Prior-Ranking Claims and ii) to discuss the Borrower's affairs with the auditors, counsel and other professional advisers of the Borrower. The Borrower hereby authorizes and directs any such third party to provide to the Bank or its representatives all such information, records or documentation requested by the Bank;

m)   will only use the proceeds of the Credit Facilities for business investment purposes, liquidity purposes and working capital; and

n)   will not use the proceeds of any Credit Facility for the benefit or on behalf of any Person other than:
   I.   the Borrower;
   II.   entities in which the Borrower will have direct ownership or in which Mr. Dennis J. Wilson will ultimately have beneficial ownership; or
   III.   Mr. Dennis J. Wilson personally; and

o)   will not frustrate Lululemon's efforts to:
   I.   keep the registration statement of Lululemon pertaining to the shares of common stock of Lululemon (the "**Lululemon Shares**") that are issuable on exchange of the Exchangeable Shares (the "**Registration Statement**") effective, or
   II.   maintain the listing of the Lululemon Shares on the facilities of the Toronto Stock Exchange and the Nasdaq Global Select Market (the "**Listings**");
   and in the event the Registration Statement is not effective or any of the Listings are not maintained, will provide additional collateral as provided under Margin Requirement.

REPORTING REQUIREMENTS:
The Borrower will provide to the Bank:

a)   Annual company prepared financial statements for the Borrower and LIPO Investments (USA) Inc. within 180 days of each fiscal year end;

b)   Annual personal statement of affairs for Dennis J. Wilson, within 180 days of request by the Bank, together with a copy of Dennis J. Wilson's most recent income tax return, including the notice of assessment;

c)   a copy of the investment account statement for account #▮▮▮▮▮▮▮▮, monthly, within 90 days of each month end; and

d)   such other financial and operating statements and reports, and other information, as and when the Bank may reasonably require.

JURISDICTION OF BORROWER:
The parties hereto acknowledge that the Borrower may decide to continue under the laws of British Columbia. Provided that the Borrower gives written notice to the Bank not less than 14 days prior to any continuance, the Bank consents to such continuance. The Borrower shall provide copies of the notice of

articles and articles of the Borrower, any new by-laws effected in respect of the Borrower, and a current list of officers and directors of the Borrower within five days of the completion of any such continuance.

REPRESENTATIONS AND WARRANTIES:

The Borrower, represents and warrants to the Bank that:

a) it is duly incorporated, validly existing, in good standing and duly registered or qualified to carry on business in each jurisdiction in which its business or assets are located;

b) the execution, delivery and performance by it of this Agreement have been duly authorized by all necessary actions and do not violate its constating documents or any Applicable Laws or agreements to which it is subject or by which it is bound;

c) no event has occurred which constitutes, or which, with notice, lapse of time, or both, would constitute, an Event of Default;

d) there is no claim, action, prosecution or other proceeding of any kind pending or threatened against Borrower or any of Borrower's assets or properties before any court or administrative agency which relates to any non-compliance with any Environmental Laws which, if adversely determined, might have a material adverse effect upon Borrower's financial condition or operations or Borrower's ability to perform Borrower's obligations under this Agreement or any Security, and there are no circumstances of which Borrower is aware which might give rise to any such proceeding which Borrower has not fully disclosed to the Bank;

e) Borrower has good and marketable title to all of Borrower's properties and assets, free and clear of any encumbrances, other than as may be provided for herein;

f) neither the Borrower nor Dennis J. Wilson is (i) a "control person" (as defined in the *Securities Act (Ontario)*) of Lululemon or (ii) an "affiliate" (as defined in Rule 144(a)(1) promulgated under the *U.S. Securities Act of 1933*, as amended);

g) to the best of the Borrower's knowledge and understanding, the Registration Statement is effective for the Lululemon Shares issuable on exchange of the Exchangeable Shares; and

h) to the best of the Borrower's knowledge and understanding, with respect to the registration of the Lululemon Shares issuable upon the exchange of Exchangeable Shares by the Bank, such Lululemon Shares may be sold by the Bank under the Registration Statement and upon such sale will be freely tradeable and unrestricted (without any restrictive legends or hold periods) by the purchaser under applicable securities laws, and there will not be any withholding, transfer or other tax asserted against the Bank by reason of its enforcement of the Security and no documents will be required to be filed and no proceedings taken or approvals, permits, consents, orders or authorizations of any governmental authorities (including any stock exchange) will be required to in connection with such exchange of the Exchangeable Shares.

Representations and warranties are deemed to be repeated as at the time of each Borrowing.

GAAP:

Unless otherwise provided, all accounting terms used in this Agreement shall be interpreted in accordance with Canadian Generally Accepted Accounting Principles, as appropriate, for publicly accountable enterprises, private enterprises, not-for-profit organizations, pension plans and in accordance, as appropriate, with Public Sector Accounting Standards for government organizations in effect from time to time, applied on a consistent basis from period to period. For greater certainty, the Borrower currently utilizes Accounting Standards for Private Enterprises (ASPE). All financial statements and/or reports shall be prepared using one of the above bases of presentation, as appropriate, including, without limitation, the application of accrual accounting. Except for the transition of accounting standards in Canada, any change in accounting principles or the application of accounting principles is only permitted with the prior written consent of the Bank.

REPAYMENT: (not applicable to facilities described as Royal Credit Line, Fixed Rate Personal Loan, Variable Rate Personal Loan and Demand Personal Loan)

Amounts outstanding under the Credit Facilities, together with interest, shall become due in the manner and at the rates and times specified in this Agreement and shall be paid in the currency of the

Borrowing. Unless the Bank otherwise agrees, any payment hereunder must be made in money which is legal tender at the time of payment. In the case of a demand facility of any kind, the Borrower shall repay all principal sums outstanding under such facility upon demand. Where any Borrowings are repayable by scheduled blended payments, such payments shall be applied, firstly, to interest due, and the balance, if any, shall be applied to principal outstanding. If any such payment is insufficient to pay all interest then due, the unpaid balance of such interest will be added to such Borrowing, will bear interest at the same rate, and will be payable on demand or on the date specified herein, as the case may be. Borrowings repayable by way of scheduled payments of principal and interest shall be so repaid with any balance of such Borrowings being due and payable as and when specified in this Agreement. The Borrower shall ensure that the maturities of instruments or contracts selected by the Borrower when making Borrowings will be such so as to enable the Borrower to meet its repayment obligations. For any Borrowings that are repayable by scheduled payments, if the scheduled payment date is changed then the Maturity Date of the applicable Borrowings shall automatically be amended accordingly.

In the case of any reducing term loan and/or reducing term facility ("**Reducing Term Loan/Facility**"), provided that nothing contained in this paragraph shall confer any right of renewal or extension upon the Borrower, the Borrower and the Bank agree that, at the Bank's option, the Bank may provide a letter ("**Renewal Letter**") to the Borrower setting out the terms upon which the Bank is prepared to extend the Reducing Term Loan/Facility. In the event that the Bank provides a Renewal Letter to the Borrower and the Reducing Term Loan/Facility is not repaid on or before the Maturity Date of the applicable Reducing Term Loan/Facility, then at the Bank's option the Reducing Term Loan/Facility shall be automatically renewed on the terms set out in the Renewal Letter and the terms of this Agreement shall be amended accordingly.

LIMIT ON INTEREST:
The Borrower shall not be obligated to pay any interest, fees or costs under or in connection with this Agreement in excess of what is permitted by Applicable Law.

OVERDUE PAYMENTS:
Any amount that is not paid when due hereunder shall, unless interest is otherwise payable in respect thereof in accordance with the terms of this Agreement or the instrument or contract governing same, continue to bear interest until paid at the interest rate specified in this Agreement or the instrument or contract governing same and shall be payable both before and after any or all of default, maturity date, demand and judgement. Such interest on overdue amounts shall be computed daily.

EQUIVALENT YEARLY RATES: (not applicable to facilities described as Royal Credit Line, Fixed Rate Personal Loan, Variable Rate Personal Loan and Demand Personal Loan)
The annual rates of interest or fees to which the rates calculated in accordance with this Agreement are equivalent, are the rates so calculated multiplied by the actual number of days in the calendar year in which such calculation is made and divided by 365 or, in the case of Daily SOFR Loans or Term SOFR Loans, if applicable, divided by 360.

TIME AND PLACE OF PAYMENT:
Amounts payable by the Borrower hereunder shall be paid at such place as the Bank may advise from time to time in the applicable currency. Amounts due on a day other than a Business Day shall be deemed to be due on the Business Day next following such day. For monthly payments due on the 29th, 30th or 31st of each month, the February payment will fall due on the last day of the month. For payments due on the 31st of the month, the April, June, September and November payments will fall due on the 1st of the next month. Interest and fees payable under this Agreement are payable both before and after any or all of default, maturity date, demand and judgement.

RBP LOANS AND RBUSBR LOANS:
The Borrower shall pay interest on each RBP Loan and RBUSBR Loan, monthly in arrears, on the 21st day of each month or such other day as may be agreed to between the Borrower and the Bank. Such interest will be calculated monthly and will accrue daily on the basis of the actual number of days elapsed and a year of 365 days and shall be paid in the currency of the applicable Borrowing. The Borrower agrees that

if it necessary for the Bank to prove the interest rate charged to the Borrower at any time, a written certificate provided by the Bank, setting out the interest rate at that time is conclusive proof for that purpose.

EVIDENCE OF INDEBTEDNESS:
The Bank shall maintain accounts and records (the "**Accounts**") evidencing the Borrowings made available to the Borrower by the Bank under this Agreement. The Bank shall record the principal amount of such Borrowings, the payment of principal and interest on account of the Borrowings, and all other amounts becoming due to the Bank under this Agreement. The Accounts constitute, in the absence of manifest error, conclusive evidence of the indebtedness of the Borrower to the Bank pursuant to this Agreement. The Borrower authorizes and directs the Bank to automatically debit, by mechanical, electronic or manual means, any bank account of the Borrower for all amounts payable under this Agreement, including, but not limited to, the repayment of principal and the payment of interest, fees and all charges for the keeping of such bank accounts.

GENERAL INDEMNITY: (not applicable to facilities described as Royal Credit Line, Fixed Rate Personal Loan, Variable Rate Personal Loan and Demand Personal Loan)
The Borrower hereby agrees to indemnify and hold the Bank and its directors, officers, employees and agents harmless from and against any and all claims, suits, actions, demands, debts, damages, costs, losses, obligations, judgements, charges, expenses and liabilities of any nature which are suffered, incurred or sustained by, imposed on or asserted against any such Person as a result of, in connection with or arising out of i) the Bank acting upon instructions given or agreements made by electronic transmission of any type, or ii) the presence of Contaminants at, on or under or the discharge or likely discharge of Contaminants from, any properties now or previously used by the Borrower or any Guarantor.

EVENTS OF DEFAULT:
Without affecting or limiting the right of the Bank to terminate or demand payment of, or to cancel or restrict availability of any unutilized portion of, any demand or other discretionary facility, each of the following shall constitute an "**Event of Default**" which shall entitle the Bank, in its sole discretion, to cancel any Credit Facilities, demand immediate repayment in full of any amounts outstanding under any term facility, together with outstanding accrued interest and any other indebtedness under or with respect to any term facility, and to realize on all or any portion of any Security:

a) failure of the Borrower to pay any principal when due pursuant to this Agreement;

b) failure of the Borrower to pay any interest or other amount other than principal when due pursuant to this Agreement and such failure remains unremedied for two Business Days;

c) failure of the Borrower, or any Guarantor if applicable, to observe any covenant, term or condition contained in this Agreement, the Security, or any other agreement delivered to the Bank or in any documentation relating hereto or thereto, other than any covenant, term or condition otherwise specified in this Events of Default section, and such failure remains unremedied for five Business Days;

d) the Borrower, or any Guarantor if applicable, is unable to pay its debts as such debts become due, or is, or is adjudged or declared to be, or admits to being, bankrupt or insolvent;

e) if any proceeding is taken to effect a compromise or arrangement with the creditors of the Borrower, or any Guarantor if applicable, or to have the Borrower, or any Guarantor if applicable, declared bankrupt or wound up, or to have a receiver appointed for any part of the assets or operations of the Borrower, or any Guarantor if applicable, and such proceeding is not stayed or discharged within 10 Business Days or if any encumbrancer takes possession of any assets or operations with a value in excess of $20,000,000;

f) if in the opinion of the Bank there is a material adverse change in the financial condition, ownership or operation of the Borrower, or any Guarantor if applicable;

g) if any representation or warranty made by the Borrower, or any Guarantor if applicable, under this Agreement or in any other document relating hereto or under any Security shall be false in any material respect; or

h) if the Borrower, or any Guarantor if applicable, defaults in the payment of any other indebtedness for borrowed money with a principal amount in excess of $20,000,000, whether owing to the Bank or to any other Person, or defaults in the performance or observance of any agreement in respect of such indebtedness where, as a result of such default, the maturity of such indebtedness is accelerated.

Should the Bank demand immediate repayment in full of any amounts outstanding under any term facility due to an Event of Default, the Borrower shall immediately repay all principal sums outstanding under such facility and all other obligations in connection with any such term facility, which amount shall be held by the Bank as security for the Borrower's obligations to the Bank in respect of such Borrowings.

GROSS UP CLAUSE:

All payments to be made by the Borrower hereunder or under any document provided for hereunder shall be made in full, without set-off or counterclaim and free and clear of and without deduction or withholding for or on account of any tax (including any penalty or interest payable in connection with any failure to pay or any delay in paying any tax), unless the Borrower shall be compelled by law to make any such payment subject to the deduction or withholding of any tax, in which case the sum payable by the Borrower in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding and after reduction or withholding of an amount equal to any tax required to be deducted or withheld as a consequence of such increase, the Bank receives and retains a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made and the Borrower shall pay the full amount deducted or withheld to the appropriate taxing authority or other agency within the time allowed for such payment under Applicable Laws.

For the avoidance of doubt, the Borrower shall be entirely responsible for the full amount of any taxes imposed by any foreign, provincial, state or local governmental or other taxing authority, whether direct or indirect, arising in connection with the Credit Facilities or this Agreement. Such taxes include, but are not limited to, withholding, sales, use, personal property, value added, stamp duty or other similar taxes (including interest and penalties but excluding any taxes payable based on the Bank's income or the Bank's capital) (collectively, the "**Foreign and Local Taxes**"). The Borrower shall be responsible to remit all Foreign and Local Taxes to the appropriate governmental or taxing authority and to provide evidence of same to the Bank, upon request by the Bank. If any governmental or other taxing authority requires the Bank to remit or pay any Foreign and Local Taxes arising in connection with the Credit Facilities or this Agreement, the Borrower shall promptly reimburse the Bank for such Foreign and Local Taxes.

To the extent that the Borrower does not fulfill any of its responsibilities under this Gross-Up Clause, the Borrower shall indemnify the Bank against any loss, cost or expense assessed, imposed or levied against the Bank by any foreign, provincial, state or local governmental or other taxing authorities. The Borrower acknowledges and agrees that, notwithstanding anything in this Agreement to the contrary, the Security shall be held by the Bank as security for such indemnification obligations.

EXCHANGE RATE FLUCTUATIONS:

If, for any reason, the amount of Borrowings outstanding under any facility, when converted to the Equivalent Amount in Canadian currency, exceeds the amount available under such facility, the Borrower shall immediately repay such excess or shall secure such excess to the satisfaction of the Bank.

INCREASED COSTS:

The Borrower shall reimburse the Bank for any additional cost or reduction in income arising as a result of (i) the imposition of, or increase in, taxes on payments due to the Bank hereunder (other than taxes on the overall net income of the Bank), (ii) the imposition of, or increase in, any reserve or other similar requirement, (iii) the imposition of, or change in, any other condition affecting the Credit Facilities imposed by any Applicable Law or the interpretation thereof.

JUDGMENT CURRENCY:
If for the purpose of obtaining judgement in any court in any jurisdiction with respect to this Agreement, it is necessary to convert into the currency of such jurisdiction (the "**Judgement Currency**") any amount due hereunder in any currency other than the Judgement Currency, then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgement is given. For this purpose, "rate of exchange" means the rate at which the Bank would, on the relevant date, be prepared to sell a similar amount of such currency in the Toronto foreign exchange market, against the Judgement Currency, in accordance with normal banking procedures.

In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which judgement is given and the date of payment of the amount due, the Borrower will, on the date of payment, pay such additional amounts as may be necessary to ensure that the amount paid on such date is the amount in the Judgement Currency which, when converted at the rate of exchange prevailing on the date of payment, is the amount then due under this Agreement in such other currency together with interest at RBP and expenses (including legal fees on a solicitor and client basis). Any additional amount due from the Borrower under this section will be due as a separate debt and shall not be affected by judgement being obtained for any other sums due under or in respect of this Agreement.

CANADIAN RESIDENCY:
All payments to be made by the Borrower hereunder or under any document provided for hereunder shall be made in full, without set-off or counterclaim and free and clear of and without deduction or withholding for or on account of any tax (including any penalty or interest payable in connection with any failure to pay or any delay in paying any tax), unless the Borrower shall be compelled by law to make any such payment subject to the deduction or withholding of any tax, in which case the sum payable by the Borrower in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding and after deduction or withholding of an amount equal to any tax required to be deducted or withheld as a consequence of such increase, the Bank receives and retains a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made and the Borrower shall pay the full amount deducted or withheld to the appropriate taxing authority or other agency within the time allowed for such payment under Applicable Laws.

AMENDMENTS AND WAIVERS:
Except where expressly permitted herein, no amendment or waiver of any provision of this Agreement will be effective unless it is in writing, signed by the Borrower and the Bank. No failure or delay, on the part of the Bank, in exercising any right or power hereunder or under any Security or any other agreement delivered to the Bank shall operate as a waiver thereof. Each Guarantor, if applicable, agrees that the amendment or waiver of any provision of this Agreement (other than agreements, covenants or representations expressly made by any Guarantor herein, if any) may be made without and does not require the consent or agreement of, or notice to, any Guarantor. Any amendments requested by the Borrower will require review and agreement by the Bank and its counsel. Costs related to this review will be for the Borrower's account.

SUCCESSORS AND ASSIGNS:
This Agreement shall extend to and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. The Borrower shall not be entitled to assign or transfer any rights or obligations hereunder, without the consent in writing of the Bank. The Bank may assign or transfer all or any part of its rights and obligations under this Agreement to any Person. The Bank may disclose to potential or actual assignees or transferees confidential information regarding the Borrower and any Guarantor if applicable, (including, any such information provided by the Borrower, and any Guarantor if applicable, to the Bank) and shall not be liable for any such disclosure.

SEVERABILITY:
The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement and such invalid provision shall be deemed to be severable.

DEFAULT BY LAPSE OF TIME:
The mere lapse of time fixed for performing an obligation shall have the effect of putting the Borrower, or a Guarantor if applicable, in default thereof.

If a Credit Facility or any loan within a Credit Facility goes into default or, for loans which are described as demand loans, if the Borrower fails to make a payment when it is due or otherwise fails to comply with any obligations in this Agreement, any security agreement or documents referred to in connection with the Agreement, the Borrower agrees to pay all of these amounts:

- The missed payment on the Credit Facility or the loan within the Credit Facility;
- Interest on the principal;
- Any reasonable costs, including legal fees, on a substantial indemnity or solicitor-client basis, the Bank incurs to collect or attempt to collect the amount owing;
- Any amounts, including any legal fees and costs on a substantial indemnity or solicitor-client basis, the Bank spends to protect the property over which it holds a security interest or to take action under the terms of the Agreement or any related agreement;
- Any amount charged to the Borrower according to the Agreement, any security agreement, or any documents or instruments referred to in, or delivered pursuant to, or in connection with the Credit Facilities; and
- Interest at the interest rate applicable to the Credit Facilities, for any costs charged to the Borrower.

In addition, if a financial institution returns the cheque or refuses the pre-authorized debit the Borrower used to make a payment, the Bank will charge the Borrower the amount of any fee imposed on it by that financial institution. This includes situations where:

● the Borrower does not have sufficient funds available in his/her/their account (NSF);
● the Borrower closed his/her/their account; or
● the Borrower stopped payment of a cheque used to make a payment.

SET-OFF:
The Bank is authorized (but not obligated), at any time and without notice subsequent to an Event of Default, to apply any credit balance (whether or not then due) in any account in the name of the Borrower, or to which the Borrower is beneficially entitled (in any currency) at any branch or agency of the Bank in or towards satisfaction of the indebtedness of the Borrower due to the Bank under the Credit Facilities and the other obligations of the Borrower under this Agreement. For that purpose, the Bank is irrevocably authorized to use all or any part of any such credit balance to buy such other currencies as may be necessary to effect such application.

NOTICES:
Any notice or demand to be given by the Bank shall be given in writing by way of a letter addressed to the Borrower. If the letter is sent by telecopier, it shall be deemed received on the date of transmission, provided such transmission is sent prior to 5:00 p.m. on a day on which the Borrower's business is open for normal business, and otherwise on the next such day. If the letter is sent by ordinary mail to the address of the Borrower, it shall be deemed received on the date falling five (5) days following the date of the letter, unless the letter is hand-delivered to the Borrower, in which case the letter shall be deemed to be received on the date of delivery. The Borrower must advise the Bank at once about any changes in the Borrower's address.

CONSENT OF DISCLOSURE:
The Borrower hereby grants permission (1) to any Person having information in such Person's possession relating to any Potential Prior-Ranking Claim, to release such information to the Bank (upon its written request), and (2) to the Bank to collect such information solely for the purpose of assisting the Bank to evaluate the financial condition of the Borrower, and (3) to the Bank to provide this Agreement to the Guarantor (if any).

NON-MERGER:

The provisions of this Agreement shall not merge with any Security provided to the Bank, but shall continue in full force for the benefit of the parties hereto.

JOINT AND SEVERAL:

In consideration of the Bank making the Credit Facilities available, the Borrower and the Guarantor (if applicable) agree(s) to all the term and conditions contained in this Agreement. If the Borrower or Guarantor is comprised of more than one Person, such Persons jointly and severally agree, or in Quebec, solidarily agree, to all the terms and conditions contained in this Agreement.

COUNTERPART EXECUTION:

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together constitute one and the same instrument.

ELECTRONIC MAIL AND FAX TRANSMISSION:

The Bank is entitled to rely on any agreement, document or instrument provided to the Bank by the Borrower or any Guarantor as applicable, by way of electronic mail or fax transmission as though it were an original document. The Bank is further entitled to assume that any communication from the Borrower received by electronic mail or fax transmission is a reliable communication from the Borrower.

ELECTRONIC IMAGING:

The parties hereto agree that, at any time, the Bank may convert paper records of this Agreement and all other documentation delivered to the Bank (each, a "**Paper Record**") into electronic images (each, an "**Electronic Image**") as part of the Bank's normal business practices. The parties agree that each such Electronic Image shall be considered as an authoritative copy of the Paper Record and shall be legally binding on the parties and admissible in any legal, administrative or other proceeding as conclusive evidence of the contents of such document in the same manner as the original Paper Record.

LANGUAGE (Quebec only):

The parties hereto have expressly requested that this Agreement and all related documents, including notices, be drawn up in the English language. Les parties ont expressément demandé que la présente convention et tous les documents y afférents, y compris les avis, soient rédigés en langue anglaise.

WHOLE AGREEMENT:

This Agreement, the Security and any documents or instruments referred to in, or delivered pursuant to, or in connection with, this Agreement, and any amendments hereto or thereto, constitute the whole and entire agreement between the Borrower and the Bank with respect to the Credit Facilities. There are no verbal agreements, undertakings or representations in connection with the Credit Facilities.

GOVERNING LAW:

This Agreement shall be governed by and construed in accordance with the laws of the Province in which the branch of the Bank, which is the Borrower's branch of account, is located, and the laws of Canada applicable therein, as the same may from time to time be in effect. For greater certainty, as of the date hereof, the applicable branch of the Bank is located in British Columbia. The Borrower irrevocably submits to the non-exclusive jurisdiction of the courts of such Province and acknowledges the competence of such courts and irrevocably agrees to be bound by a judgment of any such court.

COST OF BORROWING:

The Bank is required to provide the Borrower with a cost of borrowing disclosure statement. For facilities that are to be activated upon signature of this Agreement, the cost of borrowing disclosure statement is attached to this Agreement. The cost of borrowing disclosure statement will also confirm the account from which payments will be taken, as per your instructions.

OTHER INFORMATION/REQUIREMENTS:
In no event will the Credit Facilities or any part thereof be available unless the Bank has received:

a)   a duly executed copy of this Agreement;

b)   where Security is provided for herein, the Bank has received such Security in form and substance, and executed and registered to the satisfaction of the Bank;

c)   such financial and other information or documents relating to the Borrower or any Guarantor if applicable as the Bank may reasonably require; and

d)   such other authorizations, approvals, opinions and documentation as the Bank may reasonably require.

Additionally:

e)   the Bank shall be satisfied that Dennis J. Wilson is not an affiliate under US securities laws; and

f)   all documentation to be received by the Bank shall be in form and substance satisfactory to the Bank.

SCHEDULES:
The following schedules have been provided to the Borrower, all of which are incorporated in and form an integral part of this Agreement:

a) Schedule A - Definitions

b) Schedule B - Royal Bank of Canada Private Banking Loan Agreement – Margin Requirements

c) Schedule C - Notice Requirements

HOW CAN WE HELP?
If you need help or have questions about the Credit Facilities contact your private banker or if you have a complaint, please call us toll free at 1-800- 769-2511 any time, contact us at Client Care Center, Royal Bank Plaza, PO Box 1, Toronto, ON, M5J 2J5, or visit us at any Branch during business hours. Our complaint resolution process is explained in our brochure "How to Make a Complaint". You may obtain a copy of this brochure at any of our branches, by calling the toll-free number shown above, or online at www.rbc.com/customercare.

The Financial Consumer Agency of Canada supervises all federally regulated financial institutions for compliance with federal consumer protection laws. While the FCAC does not resolve individual customer complaints, if you believe that your complaint relates to a violation of a federal consumer protection law, you may submit your complaint to: Financial Consumer Agency of Canada,
Enterprise Building, 6th Floor, 427 Laurier Avenue West, Ottawa, ON K1R 1B9. Telephone: 1-866-461-3222, www.fcac-acfc.gc.ca.

ACCEPTANCE:
This Agreement is open for acceptance until _____, 2025 after which date it will be null and void, unless extended in writing by the Bank.

[*Signature Page Follows*]

ROYAL BANK OF CANADA

Per: _____

Name: Agha Ali Murtaza

Title: Vice President, UHNW Credit

CONFIRMATION AND ACCEPTANCE

The Borrower confirms that it has received all Schedules which are hereinabove shown as having been delivered to the Borrower, all of which are incorporated in and form an integral part of this Agreement, and consents to being provided with the Credit Facilities under this Agreement, read, and agree to be bound by the terms and conditions of this Agreement including all terms and conditions contained in such Schedules (where listed above). If more than one person signs, we agree that we are individually and jointly responsible, and in Quebec, solidarily responsible, under this Agreement.

Confirmed, accepted and agreed this _____ day of _____, 2025.

ANAMERED INVESTMENTS INC.

Per: _____

Name: Dennis J. Wilson

Title:

As Guarantor, we acknowledge and confirm our agreement with the terms and conditions of this Agreement, as of the date written above.

LIPO INVESTMENTS (USA) INC.

Per: _____

Name: Dennis J. Wilson

Title: Director

I have the authority to bind the Guarantor

ROYAL BANK OF CANADA

Per: _____

Name:

Title:

CONFIRMATION AND ACCEPTANCE

The Borrower confirms that it has received all Schedules which are hereinabove shown as having been delivered to the Borrower, all of which are incorporated in and form an integral part of this Agreement, and consents to being provided with the Credit Facilities under this Agreement, read, and agree to be bound by the terms and conditions of this Agreement including all terms and conditions contained in such Schedules (where listed above). If more than one person signs, we agree that we are individually and jointly responsible, and in Quebec, solidarily responsible, under this Agreement.

Confirmed, accepted and agreed this ___7th___ day of __August__, 2025.

ANAMERED INVESTMENTS INC.

Per: _____

Name: Dennis J. Wilson

Title: Director

As Guarantor, we acknowledge and confirm our agreement with the terms and conditions of this Agreement, as of the date written above.

LIPO INVESTMENTS (USA) INC.

Per: _____

Name: Dennis J. Wilson

Title: Director

I have the authority to bind the Guarantor

As Guarantor, I acknowledge and confirm my agreement with the terms and conditions of this Agreement including the Schedules hereinabove shown as having been delivered to the Borrower, on this ___7th___ day of __August_____, 2025.

Witness Name: Katie Schmitt

DENNIS J. WILSON

Enclosure:

- Royal Bank of Canada – Private Banking – Credit Facilities – Cost of Borrowing Disclosure Statement
- Acknowledgement and Consent to Delivery of Disclosures Required to be made under the Cost of Borrowing (Banks) Regulations under the Bank Act
- How RBC Royal Bank will communicate with you Regarding Regulatory Disclosures for Personal Financing Products